Mail Stop 6010

June 19, 2007

Mihir K. Taneja
Chief Executive Officer
GeoPharma, Inc.
6950 Bryan Dairy Road
Largo, Florida 33777

> **Re:** **GeoPharma, Inc.**
> **Registration Statement on Form S-3**
> **Amendment no. 1 filed June 5, 2007**
> **File No. 333-142369**

Dear Mr. Taneja:

We have reviewed your amendment and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

We note your response to our comments and your analysis of Rule 415. In view of the number of shares to be registered on behalf of the Whitebox Pharmaceutical Growth Fund relative to the number of shares outstanding held by non-affiliates, we have determined that this is a primary offering and the selling shareholder must be identified as an underwriter. In addition, since the registrant does not appear to be eligible for a primary offering on Form S-3, the registration statement should be filed on the form the registrant is eligible to use for a primary offering and must set a price at which the shares will be offered. Alternatively, you may reduce the number of shares registered on behalf of the Whitebox Pharmaceutical Growth Fund.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call John L. Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Julio C. Esquivel, Esq.
   Shumaker, Loop & Kendrick LLP
   101 East Kennedy Boulevard, Suite 2800
   Tampa, Florida 33602